Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-235349

Relating to the

Preliminary Prospectus Supplements

Dated August 10, 2020

(To Prospectus Dated December 4, 2019)

PRICING TERM SHEET

August 11, 2020

Omeros Corporation

Offerings of

6,900,000 Shares of Common Stock

and

$210,000,000 Aggregate Principal Amount of

5.25% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Omeros Corporation’s preliminary prospectus supplement, dated August 10, 2020 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and Omeros Corporation’s preliminary prospectus supplement, dated August 10, 2020 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of convertible senior notes due 2026 (the “Convertible Note Offering”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Omeros Corporation and not to its subsidiaries.

Common Stock Offering

Issuer	Omeros Corporation.

Securities Offered

6,900,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 7,935,000) shares of common stock, $0.01 par value per share, of Omeros Corporation (the “Common Stock”).

Ticker / Exchange for Common Stock	OMER / The Nasdaq Global Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on August 11, 2020	$15.89.

Public Offering Price per Share of Common Stock	$14.50.

Underwriting Discount

$0.87 per share of Common Stock, and $6,003,000 in the aggregate (or $6,903,450 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	August 12, 2020.

Settlement Date	August 14, 2020.

Use of Proceeds

We estimate that the net proceeds to us from the Common Stock Offering will be approximately $93.7 million (or approximately $107.8 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Common Stock Offering for general corporate purposes, including funding clinical trials, pre-clinical studies, manufacturing, build-out of commercial infrastructure and other costs associated with advancing our development programs and product candidates toward regulatory submissions and potential commercialization. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Joint Book-Runners	BofA Securities, Inc.
J.P. Morgan Securities LLC
Cantor Fitzgerald & Co.

Co-Manager	WBB Securities, LLC

CUSIP / ISIN Numbers for the Common Stock	682143102 / US6821431029.

Convertible Note Offering

Issuer	Omeros Corporation.

Ticker / Exchange for Common Stock	OMER / Nasdaq.

Trade Date	August 12, 2020.

Settlement Date	August 14, 2020.

Notes	5.25% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$210,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $241,500,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount

2.75% of the principal amount of the Notes, and $5,775,000 in the aggregate (or $6,641,250 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes).

Maturity	February 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	5.25% per annum.

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2021.

Record Dates	February 1 and August 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on August 11, 2020	$15.89.

Conversion Premium	Approximately 27.5% above the Public Offering Price per Share of Common Stock in the Common Stock Offering.

Initial Conversion Price	Approximately $18.49 per share of our Common Stock.

Initial Conversion Rate	54.0906 shares of our Common Stock per $1,000 principal amount of Notes.

Redemption

The Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after August 15, 2023 and on or before the 50th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds

We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $203.7 million (or approximately $234.4 million if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $21.7 million of the net proceeds to fund the cost of entering into capped call transactions with the underwriters and/or their affiliates and/or other financial institutions (the “option counterparties”), as described in the Convertible Note Preliminary Prospectus Supplement. If the underwriters exercise their option to purchase additional Notes, then we intend to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions as described in the Convertible Note Preliminary Prospectus Supplement. We also intend to use approximately $127.4 million of the net proceeds of the Convertible Note Offering to repurchase approximately $115.0 million principal amount of our existing 6.25% Convertible Senior Notes due 2023 in privately negotiated transactions, and to use the remaining net proceeds, if any, for general corporate purposes, including funding clinical trials, pre-clinical studies, manufacturing, build-out of commercial infrastructure and other costs associated with advancing our development programs and product candidates toward regulatory submissions and potential commercialization. See “Use of Proceeds” in the Convertible Note Preliminary Prospectus Supplement.

Joint Book-Runners	BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Financial Advisor to Omeros Corporation	J. Wood Capital Advisors LLC

CUSIP / ISIN Numbers	682143 AG7 / US682143AG70.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective	Stock Price
Date	$14.50	$16.00	$17.50	$18.49	$20.00	$24.03	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$110.00
August 14, 2020	14.8749	12.9950	11.0509	10.0151	8.7160	6.3275	4.2813	2.4578	1.4640	0.8625	0.4839	0.2454	0.1001	0.0000
August 15, 2021	14.8749	12.1900	10.2051	9.1682	7.8930	5.6325	3.7870	2.1868	1.3132	0.7778	0.4373	0.2209	0.0891	0.0000
August 15, 2022	14.8749	11.2706	9.2011	8.1493	6.8905	4.7782	3.1800	1.8508	1.1232	0.6702	0.3774	0.1891	0.0739	0.0000
August 15, 2023	14.8749	10.2463	8.0114	6.9167	5.6590	3.7295	2.4440	1.4403	0.8866	0.5340	0.3011	0.1494	0.0568	0.0000
August 15, 2024	14.8749	9.1456	6.5674	5.3732	4.0945	2.4349	1.5697	0.9460	0.5938	0.3635	0.2064	0.1005	0.0346	0.0000
August 15, 2025	14.8749	8.5144	4.5554	3.0752	1.8035	0.8348	0.5543	0.3448	0.2208	0.1383	0.0797	0.0374	0.0090	0.0000
February 15, 2026	14.8749	8.4094	3.0523	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•                  if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table or the earlier and later dates in the table above, as applicable, based on a 365- or 366-day year, as applicable; and

•                  if the stock price is greater than $110.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $14.50 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 68.9655 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by e-mail at prospectus-eq_fi@jpmorgan.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.